UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 12, 2019

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Appointment of Neil T. Watanabe as Chief Financial Officer and Chief Operating Officer

On Friday, April 12, 2019, Hightimes Holding Corp. (the “Company”) entered into an employment agreement (the “Employment Agreement”) with Neil T. Watanabe, pursuant to which Mr. Watanabe was formally hired as Chief Financial Officer and Chief Operating Officer of the Company. The Company had previously held a special joint meeting of the majority stockholders and members of the board of directors where Mr. Watanabe was appointed to the position of Chief Financial Officer and Chief Operating Officer of the Company. The Employment Agreement has an effective date as of April 8, 2019 (the “Effective Date”).

Mr. Watanabe has more than 30 years’ experience in retail finance, accounting and operations, having served as chief financial officer for both public and private national retail companies. Most recently, Mr. Watanabe served as chief financial officer at U.S. Autoparts Network, Inc. from March 2015 until joining the Company. Previously, from 2006 through 2014, Mr. Watanabe served as chief financial officer and executive vice president at Anna’s Linens. In addition, Mr. Watanabe has served as chief financial officer for Mac Frugal’s Bargain Closeout, PetSmart, Elizabeth Arden Red Door Spas, and chief operating officer for National Stores, Sears Health and Nutrition, and Motherhood Maternity. Mr. Watanabe is a graduate of the University of California Los Angeles, where he received a Bachelor of Arts, and obtained certification as a public accountant at the University of Illinois at Urbana-Champaign.

Pursuant to the terms of Mr. Watanabe’s Employment Agreement, Mr. Watanabe will receive a base salary of $300,000 per year (the “Base Salary”), payable in equal monthly installments. Notwithstanding the foregoing, until such time as after March 15, 2019 that the Company shall have raised in the aggregate a minimum of $10,000,000 through the sale of equity securities, Mr. Watanabe’s base salary shall be fixed at $215,000 annually. In addition to the Base Salary, Mr. Watanabe shall be entitled to receive (i) an annual bonus equal to up to 50% of the Base Salary depending on the Company’s achievement of certain performance goals, (ii) an option to purchase 335,000 shares of the Company’s common stock at an exercise price of $11.00 per share, which stock options shall be issued under the Company’s 2019 Equity Incentive Plan and shall vest over a three-year period with one-third of the option shares vesting on April 8, 2020 and the balance of such option shares vesting in equal monthly increments over the remaining two years of the vesting period, and (iii) the right to participate in other equity grants or incentive bonus plans, as may be determined by the Board. In addition, as of the close of business on the Effective Date, Mr.Watanabe received a restricted stock unit award with respect to 75,000 shares of the Company’s common stock (which number of shares of the Company’s common stock shall be adjusted from time to time to take into account any stock dividends, forward stock splits and reverse stock splits) which shall vest 50% on April 8, 2020 and 50% on April 8, 2021, subject to Mr. Watanabe’s continued employment through each of those periods. The Employment Agreement has an initial term of five years.

A copy of the Employment Agreement is filed as Exhibit 6.1 to this Current Report on Form 1-U and any summary of the terms of such agreement is subject to and qualified in their entirety by the full text of such document, which is incorporated by reference herein. A copy of the press release announcing Mr. Watanabe’s appointment is attached as Exhibit 15.1 to this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman
Date:	April 15, 2019

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Employment Agreement, dated as of April 8, 2019, between Hightimes Holding Corp. and Neil T. Watanabe.
15.1	Press Release, dated April 15, 2019, announcing appointment of Neil Watanabe as CFO.

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